SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of March & April 2005.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: May 4, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: March 2004

QI Systems Engaged in Gaming Project

March 14, 2005: QI Systems Inc. (OTCBB: QIIIF) of Dallas, Texas and Vancouver, BC, Canada, the leading provider of smart card solutions, announced today that the Company is currently engaged in high level discussions with multiple business partners concerning a major offshore gaming venture. The enterprise involves business interest from several countries. The Company, along with other project associates, has met with senior government officials, business representatives and civic leaders as part of the development process and is actively participating in on-going strategic planning.

QI Systems' reliable products offer gaming patrons the convenience and safety of cashless gaming and gaming facility operators the capability of loyalty and rewards program management, player tracking and back-end audit control. QI Systems anticipates additional announcements pertaining to this matter, and other gaming related projects, in the near future.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

News Releases: April 2005

QI Systems Introduces New Oil Field Product

April 7, 2005: QI Systems Inc. of Dallas, Texas and Vancouver, BC, Canada (OTCBB: QIIIF), is pleased to announce a new product offering. The Company has introduced a revision of the company's proven fluid control and reporting system that is specifically designed to monitor and report crude oil collection from wellhead storage facilities.

The system will provide system control, data capture and reporting features for well owners, lease holders and truckers. The system ensures that accurate and current records are available to all stakeholders in the production and collection system. The target market for this system is the owners and operators of low flow or "stripper" wells worldwide, particularly in North America.

Stripper wells, defined as producing less than 10 barrels per day, account for nearly 30% of United States domestic oil production but represent 75% of oil wells currently in operation. Nationally, about 400,000 stripper wells are currently in production. In Oklahoma alone about 85% of the state's oil production comes from about 75,000 producing stripper wells.

QI Systems' new product offers a cost effective control and reporting system for stripper wells that will assist the operator keep marginal wells in production and provide accurate accounting for wellhead dispersal. As oil prices rise and supply uncertainy continues, the QI Crude Oil Monitoring and Report Collection System will help assure that every stripper well is used to its full potential. For lessors, the new system provides for precise accounting of actual flow from the wellhead and will eliminate inaccurate pumping reports. Initial marketing activities have been launched targeting accounts in Oklahoma and Texas. For more, information on this product please direct inquiries to QI Systems Inc or visit the company's web site at www.qisystems.ca

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

QI Systems Enters Into New Partnership

April 28, 2005: QI Systems, Inc. (OTCBB: QIIIF) announced today that the company has entered into a partnership with Ortho Contracting, LLC of St. Charles, MO to pursue federal, state and local contracts applicable to QI Systems' Teaming Agreement with the Osage Business Enterprise, an 8(a) certified tribal company. Ortho Contracting currently works with other teaming partners of the Osage Nation.

Ortho Contracting will search government databases and other specialized industry sites targeting specific quotation opportunities for the QI Systems-Osage alliance. Ortho Contracting provides administration and marketing support for emerging businesses and consulting services to industrial and governmental markets.

During the first week of pursuing targeted contracts Ortho has provided QI Systems with over $5M USD worth of quotation requests that the Company is currently reviewing for selective bidding. As a conservative estimate, the Company projects that the arrangement with Ortho Contracting could reveal in excess of $50M USD of smart card related contract opportunities annually.

Ortho's President, Dr. Carol H. Byington, stated "We are extremely excited about the opportunity to be working with QI Systems. Government agencies are increasingly looking for technical solutions for security, identification and systems operations and QI Systems' advanced technology has many applications. Our initial work has already shown that there is significant opportunity in this area".

The Small Business Association's 8(a) Business Development Program, named for a section of the Small Business Act, is an assistance program created to help small disadvantaged enterprises compete in the American economy and access the federal procurement market. Under this program government departments and agencies are required to give special consideration to 8(a) bidders.

As a result of the alliance with QI System, the Osage will be able to respond to solicitations as one of the few 8(a) certified companies processing high level smart card technology. In addition, the 8(a) status may allow the tribe to access special "set asides" providing for sole source contact awards. The partnership with Ortho Contracting will significantly enhance the Company's position in this process.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.